Exhibit 6

Execution Version

GUARANTY

This GUARANTY is dated as of March 14, 2021 (this “Guaranty”) and is given by Starwood Distressed Opportunity Fund XII Global, L.P., a Delaware limited partnership (the “Guarantor”), in favor of Extended Stay America, Inc., a Delaware corporation and ESH Hospitality, Inc., a Delaware corporation (each, a “Guaranteed Party” and together, the “Guaranteed Parties”).

1.            GUARANTY. To induce the Guaranteed Parties to enter into the Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Agreement”) entered into concurrently herewith by and among the Guaranteed Parties, Eagle Parent Holdings L.P., a Delaware limited partnership, (“Parent”), Eagle Merger Sub 1 Corporation, a Delaware corporation (“MergerCo 1”), and Eagle Merger Sub 2 Corporation, a Delaware corporation (“MergerCo 2”), the Guarantor absolutely, irrevocably and unconditionally guarantees to the Guaranteed Parties, on the terms and subject to the conditions set forth herein, the due and punctual observance, performance and discharge of 50% of (a) the payment obligations of Parent with respect to the Parent Termination Fee, (b) the payment obligations of Parent under Section 7.17 of the Agreement, (c) the payment obligations of Parent under the last sentence of Section 7.11(d) of the Agreement, and (d) the payment obligations of Parent under the final sentence of Section 9.2(d) of the Agreement, in each case, subject to the terms and limitations of the Agreement (collectively, the “Obligations”). In no event shall the Guarantor’s aggregate liability under this Guaranty exceed the sum of (i) $150,000,000.00 and (ii) the amount of all costs and expenses provided under Section 4 hereof (collectively, the “Cap”). The parties agree that this Guaranty may not be enforced against the Guarantor without giving effect to the Cap. The Guaranteed Parties agree that in no event shall the Guarantor be required to pay to the Guaranteed Parties under, in respect of, or in connection with this Guaranty or the Agreement or the transactions contemplated thereby any amounts other than as expressly set forth herein. All payments hereunder shall be made in lawful money of the United States, in immediately available funds. Each capitalized term used and not defined herein and the terms “affiliate” and “person” shall have the meanings ascribed to them in the Agreement.

If Parent fails to discharge any of the Obligations when due (whether or not any bankruptcy, insolvency or similar proceeding shall have stayed the accrual or collection of any of such obligations or operated as a discharge thereof), the Guaranteed Parties may at any time and from time to time until the termination of this Guaranty pursuant to Section 9 hereof, at the Guaranteed Parties’ option, and so long as Parent has failed to perform any of such Obligations, take any and all actions available hereunder to enforce the Obligations, subject to the Cap. In furtherance of the foregoing, the Guarantor acknowledges that the Guaranteed Parties may, in their sole discretion, bring and prosecute a separate action or actions against the Guarantor for the full amount of the Guarantor’s liabilities hereunder in respect of the Obligations (subject to the Cap), regardless of whether an action is brought against Parent or whether Parent is joined in any such action or actions.

2.            NATURE OF GUARANTY. The Guaranteed Parties shall not be obligated to file any claim relating to the Obligations in the event that Parent becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of a Guaranteed Party to so file shall not affect the Guarantor’s obligations hereunder. In the event that any payment under this Guaranty to the Guaranteed Parties in respect of the Obligations is rescinded or must otherwise be returned, for any reason whatsoever (other than as set forth in the last sentence of Section 9 hereof), the Guarantor shall remain liable hereunder with respect to the Obligations (subject to the Cap) as if such payment had not been made. This Guaranty is an unconditional guarantee of payment and not of collection.

3.            CHANGES IN THE OBLIGATIONS, CERTAIN WAIVERS.

The Guarantor agrees that the Guaranteed Parties may at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of payment of the Obligations, and may also make any agreement with Parent or any other person now or hereafter liable with respect to any of the Obligations, for the extension, modification, renewal, payment, compromise, discharge or release thereof, in whole or in part, without in any way impairing or affecting the Guarantor’s obligations under this Guaranty or affecting the validity or enforceability of this Guaranty. The Guarantor agrees that its obligations hereunder shall not be released, impaired, reduced or discharged, in whole or in part, or otherwise affected by, (a) the failure or delay on the part of the Guaranteed Parties to assert any claim or demand or to enforce any right or remedy against Parent or any other person now or hereafter liable with respect to the Obligations; (b) any change in the time, place or manner of payment of the Obligations or any rescission, waiver, compromise, consolidation or other amendment to or modification of any of the terms or provisions of the Agreement made in accordance with the terms thereof or any other agreement evidencing, securing or otherwise executed in connection with the Obligations; (c) the addition, substitution or release of any person now or hereafter liable with respect to the Obligations; (d) any change in the limited partnership or other organizational existence, structure or ownership of Parent or any other person now or hereafter liable with respect to the Obligations; (e) any voluntary or involuntary liquidation, dissolution, insolvency, bankruptcy, reorganization, receivership, assignment for the benefit of creditors or other similar proceeding affecting Parent or any other person now or hereafter liable with respect to the Obligations; (f) the existence of any claim, set-off or other right that the Guarantor may have at any time against Parent or a Guaranteed Party or any of their respective affiliates, whether in connection with the Obligations or otherwise; (g) the adequacy of any other means the Guaranteed Parties may have of obtaining payment related to the Obligations; (h) the value, genuineness, validity, regularity, illegality or enforceability of the Agreement; (i) any other circumstance whatsoever (with or without notice to or knowledge of Parent, MergerCo 1, MergerCo 2 or the Guarantor) which constitutes, or might be construed to constitute, an equitable or legal discharge of Parent for the Obligations or of the Guarantor under this Guaranty, in bankruptcy or any other instance, other than as provided herein; or (j) any breach of the Agreement by Parent, MergerCo 1 or MergerCo 2.

To the fullest extent permitted by applicable Law, the Guarantor hereby expressly waives any and all rights or defenses arising by reason of any applicable Law which would otherwise require any election of remedies by the Guaranteed Parties. The Guarantor waives promptness, diligence, notice of the acceptance of this Guaranty and of the Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the Obligations incurred and all other notices of any kind (other than notices required to be provided to Parent pursuant to the Agreement), all defenses that may be available by virtue of any valuation, stay, moratorium law or other similar applicable Law now or hereafter in effect, any right to require the marshalling of assets of Parent or any other person now or hereafter liable with respect to the Obligations, and all suretyship defenses generally (other than fraud by a Guaranteed Party or any of its controlled affiliates, defenses to the payment of the Obligations that are available to Parent under the Agreement or breach by a Guaranteed Party of this Guaranty). The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Agreement and that this Guaranty, including specifically the waivers set forth in this Guaranty, is knowingly made in contemplation of such benefits.

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The Guarantor further acknowledges that the Guarantor (i) has examined or had the opportunity to examine the Agreement and (ii) waives any defense which may exist resulting from the Guarantor’s failure to receive or examine at any time the Agreement or any amendments, modifications, supplements, restatements or replacements therefor. The Guarantor acknowledges that in entering into this Guaranty, the Guarantor is not relying upon any statement, representation, warranty or opinion of any kind from the Guaranteed Parties or any other person as to the present or future financial condition, performance, assets, liabilities or prospects of Parent, MergerCo 1 or MergerCo 2 or as to any other matter; the Guarantor shall be responsible for being and remaining fully informed thereof.

The Guarantor hereby unconditionally and irrevocably waives any rights that it may now have or hereafter acquire against Parent or any other person liable with respect to the Obligations that arise from the existence, payment, performance, or enforcement of the Guarantor’s obligations under or in respect of this Guaranty or any other agreement in connection herewith, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Guaranteed Parties against Parent or such other person, whether or not such claim, remedy or right arises in equity, under contract or applicable Law, including, without limitation, the right to take or receive from Parent or such other person, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until the Obligations and all other amounts payable under this Guaranty shall have been previously paid in full in immediately available funds. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full in immediately available funds of the Obligations, such amount shall be deemed received and held in trust for the benefit of the Guaranteed Parties, shall be segregated from other property and funds of the Guarantor and shall forthwith be paid or delivered to the Guaranteed Parties in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Obligations in accordance with the Agreement, whether matured or unmatured, or to be held as collateral for the Obligations or other amounts payable under this Guaranty thereafter arising. Notwithstanding anything to the contrary contained in this Guaranty, each Guaranteed Party hereby agrees that (a) to the extent Parent is relieved of its payment obligations with respect to any of the Obligations (in each case other than as a result of defenses arising from bankruptcy or insolvency of Parent), the Guarantor shall be similarly relieved of its corresponding obligations under this Guaranty solely in respect of such relieved Obligations of Parent and (b) the Guarantor may assert, as a defense to, or release or discharge of, any payment or performance by the Guarantor under this Guaranty, any claim, set-off, deduction, defense or release that Parent could assert against such Guaranteed Party under the terms of the Agreement (other than defenses arising from bankruptcy or insolvency of Parent).

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Guarantor hereby agrees that neither it nor its affiliates shall assert in any litigation or other proceeding that this Guaranty is illegal, invalid or unenforceable, in whole or in part, and neither it nor its affiliates shall assert that any amounts payable under this Guaranty are a penalty.

4.            EXPENSES. The Guarantor agrees to pay on demand all reasonable and documented third party costs and out-of-pocket expenses (including reasonable fees of counsel) actually incurred by the Guaranteed Parties relating to any litigation or other proceeding brought by the Guaranteed Parties to enforce its rights hereunder, if the Guaranteed Parties prevail in such litigation or proceeding.

5.          NO WAIVER; CUMULATIVE RIGHTS. No failure on the part of a Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by a Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder. Each and every right, remedy and power hereby granted to the Guaranteed Parties shall be cumulative and not exclusive of any other right, remedy or power, and may be exercised by either Guaranteed Party at any time or from time to time. The Guaranteed Parties shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Guaranteed Parties’ rights against, Parent or any other person now or hereafter liable for the Obligations prior to proceeding against the Guarantor hereunder.

6.            REPRESENTATIONS AND WARRANTIES. The Guarantor hereby represents and warrants that:

(a)            it is a legal entity duly organized, validly existing and in good standing under the Laws of the State of Delaware;

(b)            it has all requisite limited partnership power and authority to execute, deliver and perform this Guaranty and the execution, delivery and performance of this Guaranty have been duly and validly authorized by all necessary action, and do not contravene any provision of the Guarantor’s limited partnership agreement or similar organizational documents or any applicable Law, order, judgment or contractual restriction binding on the Guarantor or its assets;

(c)            all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this Guaranty by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this Guaranty;

(d)            this Guaranty constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar applicable Laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law);

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(e)         the Guarantor has the financial capacity to pay and perform its obligations under this Guaranty, and all funds necessary for the Guarantor to fulfill its obligations under this Guaranty shall be available to the Guarantor for so long as this Guaranty shall remain in effect in accordance with Section 9 hereof; and

(f)            the Guarantor has and will continue to have uncalled capital commitments in excess of the Cap.

7.         NO ASSIGNMENT. Neither the Guarantor nor a Guaranteed Party may assign its rights or obligations under this Guaranty to any other person without the prior written consent of the Guaranteed Parties or the Guarantor, as the case may be, provided that the Guarantor may assign, in whole or in part, its rights and obligations under this Guaranty to the Blackstone Investor (as defined below). Any attempted assignment in violation of this Section 7 shall be null and void.

8.         NOTICES. All notices, requests, claims, demands and other communications hereunder shall be given by the means specified in the Agreement (and shall be deemed given as specified therein), as provided below:

if to the Guarantor:

Starwood Distressed Opportunity Fund XII Global, L.P.
c/o Starwood Capital Group
591 West Putnam Avenue
Greenwich, CT 06830
Attention:	Ellis Rinaldi
Email:	rinaldi@starwood.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:	Michael P. Brueck, P.C.
Joshua N. Korff, P.C.
Scott A. Berger, P.C.
Email:	michael.brueck@kirkland.com
joshua.korff@kirkland.com
scott.berger@kirkland.com

If to a Guaranteed Party, as provided in Section 8.3 of the Agreement.

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9.            CONTINUING GUARANTEE; TERMINATION. This Guaranty may not be revoked or terminated and shall remain in full force and effect and shall be binding on the Guarantor, its successors and permitted assigns until the Obligations payable under this Guaranty have been paid in full. Notwithstanding the foregoing, this Guaranty shall terminate and the Guarantor shall have no further obligations under this Guaranty as of the earliest to occur of (i) the consummation of the Closing, (ii) payment of 50% of the Parent Termination Fee to the Guaranteed Parties pursuant to the Agreement by the Guarantor and (iii) the 30th day after any termination of the Agreement in accordance with its terms unless, in the case of this clause (iii), the Guaranteed Parties shall have presented a written claim for payment of any Obligations to the Guarantor or commenced litigation against the Guarantor under and pursuant to this Guaranty prior to such 30th day, in which case this Guaranty shall terminate upon (x) the final, non-appealable resolution of such claim or litigation or (y) written agreement among the Guarantor and the Guaranteed Parties resolving such claim, and in each case the satisfaction by the Guarantor of any obligations as so finally determined or agreed upon. Notwithstanding the foregoing, in the event that a Guaranteed Party or any of its controlled affiliates or its or their successors and assigns asserts in writing in any litigation or other proceeding that the provisions of Section 1 hereof limiting the Guarantor’s liability to the Cap, that the provisions of Section 1 of the Guaranty of even date entered into between Blackstone Real Estate Partners IX L.P. (the “Blackstone Investor”) and the Guaranteed Parties (the “Blackstone Investor Guaranty”) limiting the Blackstone Investor’s liability to the Cap (as defined in the Blackstone Investor Guaranty) or that any other provisions of this Guaranty or the Blackstone Investor Guaranty are, in any case, illegal, invalid or unenforceable in whole or in part, or asserts any theory of liability against any of Parent, MergerCo 1, MergerCo 2, any assignees thereof permitted under the Agreement, the Guarantor, the Blackstone Investor or any Non-Recourse Party (as defined below or in the Blackstone Investor Guaranty) with respect to the transactions contemplated by the Agreement, the Equity Commitment Letter of even date herewith by and among the Guarantor and Parent (the “Equity Commitment Letter”) or the Equity Commitment Letter of even date herewith by and among the Blackstone Investor and Parent (the “Blackstone Investor Equity Commitment Letter”), in each case other than liability of Parent, MergerCo 1 or MergerCo 2 under the Agreement (as limited by the provisions of the Agreement), liability of the Guarantor under this Guaranty (as limited by the provisions hereof, including Section 1 hereof), liability of the Blackstone Investor under the Blackstone Investor Guaranty (as limited by the provisions thereof, including Section 1 thereof), liability of Starwood Capital Group Global, LLC or Blackstone Real Estate Services L.L.C. under their respective Confidentiality Agreement (as limited by the provisions of such Confidentiality Agreement), then (i) the obligations of the Guarantor under this Guaranty shall terminate forthwith and shall thereupon be null and void, (ii) if the Guarantor has previously made any payments under this Guaranty, it shall be entitled to recover such payments from the Guaranteed Parties and (iii) neither the Guarantor nor any Non-Recourse Parties shall have any liability to a Guaranteed Party or any of their affiliates with respect to the Agreement, the transactions contemplated by the Agreement or the Equity Commitment Letter or under this Guaranty or otherwise. If at any time all or any part of any payment received by a Guaranteed Party from Parent or the Guarantor or any other person under or with respect to the Agreement or this Guaranty has been refunded or rescinded pursuant to any court order, or declared to be fraudulent or preferential, or is set aside or otherwise is required to be repaid to Parent or the Guarantor, their estate, trustee, receiver or any other party, including as a result of the insolvency, bankruptcy or reorganization of Parent or the Guarantor or any other party (an “Invalidated Payment”), then the Guarantor’s obligations under this Guaranty shall, to the extent of such Invalidated Payment, be reinstated and deemed to have continued in existence as of the date that the original payment occurred.

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10.            NO RECOURSE. Each Guaranteed Party acknowledges that none of Parent, MergerCo 1, MergerCo 2 or any assignees thereof permitted under the Agreement has any assets other than certain contract rights and a nominal amount of cash and that no additional funds are expected to be contributed to Parent, MergerCo 1, MergerCo 2 or any assignees thereof permitted under the Agreement unless and until the Closing occurs. Notwithstanding anything that may be expressed or implied in this Guaranty or any document or instrument delivered in connection herewith, and notwithstanding that the Guarantor or its general partner (and any assignee permitted under Section 7 hereof) may be a limited partnership or limited liability company, by its acceptance of the benefits of this Guaranty, each Guaranteed Party agrees that no person other than the Guarantor has any liability, obligation or commitment of any nature, known or unknown, whether due or to become due, absolute, contingent or otherwise, hereunder and that neither Guaranteed Party nor any of their controlled affiliates has any right of recovery under this Guaranty, or any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, this Guaranty, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith, against, and no personal liability shall attach to, be imposed on, or otherwise be incurred by, the former, current or future equity holders, controlling persons, directors, officers, employees, agents, affiliates, members, managers, general or limited partners, successors or assignees of any of the Guarantor, Parent, MergerCo 1, MergerCo 2, any assignees thereof permitted under the Agreement or any former, current or future equity holder, controlling person, director, officer, employee, agent, affiliate, member, manager, general or limited partner, successor or assignee of any of the foregoing (collectively, but not including the Guarantor (and any assignee permitted under Section 7 hereof), Parent, MergerCo 1 or MergerCo 2 (or any assignees thereof permitted under the Agreement), the “Non-Recourse Parties”), through Parent, MergerCo 1, MergerCo 2 or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Parent, MergerCo 1 or MergerCo 2 (or any assignees thereof permitted under the Agreement) against the Guarantor or any Non-Recourse Party (including any claim to enforce the Equity Commitment Letter), by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law, whether based in contract, tort or otherwise (it being understood that notwithstanding anything to the contrary in this sentence, this sentence shall not limit the Guaranteed Parties’ rights and remedies against the Guarantor (and any assignee permitted under Section 7 hereof) to the extent expressly provided hereunder or any rights and remedies the Guaranteed Parties may have against Parent, MergerCo 1 or MergerCo 2 (or any assignees thereof permitted under the Agreement) to the extent expressly provided in the Agreement). The Guaranteed Parties further agrees that the only rights of recovery that the Guaranteed Parties or their controlled affiliates have in connection with the Agreement or the transactions contemplated thereby or otherwise relating thereto or the Equity Commitment Letter are their right to recover from Parent, MergerCo 1 or MergerCo 2 under and to the extent expressly provided in the Agreement, their right to recover from the Guarantor (but not any Non-Recourse Party) under and to the extent expressly provided in this Guaranty and subject to the Cap and the other limitations described herein, their right to recover from the Blackstone Investor (but not any Non-Recourse Party (as defined in the Blackstone Investor Guaranty)) under and to the extent expressly provided in the Blackstone Investor Guaranty and subject to the Cap (as defined in the Blackstone Investor Guaranty) and the other limitations described therein, and their right to recover from Starwood Capital Group Global, LLC or Blackstone Real Estate Services L.L.C. under and to the extent expressly provided in their respective Confidentiality Agreement. Recourse against the Guarantor under the terms of this Guaranty shall be the sole and exclusive remedy of the Guaranteed Parties and all of their controlled affiliates against the Guarantor and the Non-Recourse Parties (other than Starwood Capital Group Global, LLC to the extent expressly provided in the Confidentiality Agreement) in respect of any liabilities arising under, or in connection with, the Agreement, the Equity Commitment Letter or the transactions contemplated by the Agreement or the Equity Commitment Letter or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith, whether at law or in equity, in contract, tort or otherwise. Each Guaranteed Party hereby agrees that it shall not institute, and shall cause its controlled affiliates not to institute, directly or indirectly, any action or bring any other claim arising under, or in connection with, the Agreement, the transactions contemplated thereby or otherwise relating thereto or to the Equity Commitment Letter, against the Guarantor or any Non-Recourse Party, except for claims solely against Starwood Capital Group Global, LLC under and to the extent expressly provided in the Confidentiality Agreement and for claims solely against the Guarantor under and to the extent expressly provided in this Guaranty and subject to the Cap and the other limitations described herein. Nothing set forth in this Guaranty shall confer or give or shall be construed to confer or give to any person other than the Guaranteed Parties (including any person acting in a representative capacity) any rights or remedies against any person including the Guarantor, except as expressly set forth herein.

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11.            GOVERNING LAW; JURISDICTION. All disputes, claims or controversies arising out of or relating to this Guaranty, or the negotiation, validity or performance of this Guaranty, or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Each parties hereto hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the Court of Chancery in the State of Delaware and the federal courts of the United States of America located in the State of Delaware (the “Delaware Courts”) for any litigation arising out of or relating to this Guaranty, or the negotiation, validity or performance of this Guaranty, or the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum. The parties to this Guaranty agree that mailing of process or other papers in connection with any such litigation in the manner provided in Section 8 or in such other manner as may be permitted by applicable Laws, shall be valid and sufficient service thereof.

12.           WAIVER OF JURY TRIAL. Each party hereto acknowledges and agrees that any controversy which may arise under this Guaranty is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any Legal Action arising out of or relating to this Guaranty or the transactions contemplated by this Guaranty. Each party to this Guaranty certifies and acknowledges that (a) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a Legal Action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Guaranty by, among other things, the mutual waivers and certifications in this Section 12.

13.          COUNTERPARTS. This Guaranty may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall be considered one and the same agreement. The exchange of a fully executed Guaranty (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Guaranty.

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14.           No Third Party Beneficiaries. Except as provided in Section 10 hereof for the benefit of the Non-Recourse Parties, the parties hereto agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, and this Guaranty is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder.

15.           CONFIDENTIALITY. This Guaranty is being provided to the Guaranteed Parties solely in connection with the Agreement. This Guaranty may not be used, circulated, quoted or otherwise referred to in any document (other than the Agreement and the Equity Commitment Letter) by a Guaranteed Party, except with the written consent of the Guarantor; provided, that no such written consent is required for any disclosure of the existence or terms of this Guaranty to the parties to the Agreement or their affiliates or Representatives, and a Guaranteed Party may disclose the terms of this Guaranty in the Joint Proxy Statement or to the extent required by applicable Law, the applicable rules of any national securities exchange, if required in connection with any required filing or notice with any Governmental Entity relating to the Agreement or the transactions contemplated thereby or in connection with the enforcement of this Guaranty. The Guaranteed Parties will permit the Guarantor to have a reasonable opportunity to comment on such required disclosure to the extent practicable.

16.           MISCELLANEOUS.

(a)            This Guaranty constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. No amendment, modification or waiver of any provision hereof shall be enforceable unless approved by each Guaranteed Party and the Guarantor in writing.

(b)            If any term or other provision of this Guaranty is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Guaranty shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Guaranty so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible; provided, however, that this Guaranty may not be enforced without giving effect to the limitation of the amount payable hereunder to the Cap provided in Section 1 hereof and the provisions of Sections 9 and 10 hereof and this Section 16(b). Notwithstanding the foregoing, the parties intend that the remedies and limitations thereon contained in this Guaranty, including Section 10, be construed as an integral provision of this Guaranty and that such remedies and limitations shall not be severable in any manner that increases or decreases a party’s liability or obligations hereunder.

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(c)            The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Guaranty.

(d)             All parties acknowledge that each party and its counsel have reviewed this Guaranty and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Guaranty.

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IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

STARWOOD DISTRESSED OPPORTUNITY FUND XII GLOBAL, L.P.

By: Starwood XII Management, L.P., its general partner

By: Starwood XII Management GP, L.L.C., its general partner

By:	/s/ Akshay Goyal
Name: Akshay Goyal
Title: Senior Vice President

[Signature page to Starwood Guaranty]

Accepted and Agreed to:

Extended stay america, inc.

By:	/s/ Christopher Dekle
Name: Christopher Dekle
Title: General Counsel

esh hospitality, inc.

By:	/s/ Christopher Dekle
Name: Christopher Dekle
Title: General Counsel

[Signature page to Starwood Guaranty]